                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                 6F, Hikari Bldg.
                                2-16-13 Ikebukuro
                                   Toshima-Ku,
                                 Tokyo 171-0014
                                      Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. RESULT OF BUSINESS OPERATIONS FOR 1ST QUARTER ENDED DECEMBER 31, 2002 OF THE FISCAL YEAR ENDED SEPTEMBER 30, 2003 (ENGLISH TRANSLATION)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: February 18, 2003

[Note: Safe Harbor, Forward Looking Statements

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.]

                                                               February 14, 2003

                              [English Translation]

[Note: This English translation of the "Result of Business Operations for 1st Quarter Ended December 31, 2002 of the Fiscal Year Ended September 30, 2003" (the original document is written in the Japanese language) is provided for the convenience of English speakers. This English translation may differ from the original Japanese document.]

               RESULT OF BUSINESS OPERATIONS FOR 1ST QUARTER ENDED DECEMBER 31, 2002 OF THE FISCAL YEAR ENDED SEPTEMBER 30, 2003

                        Company Name: Crayfish Co., Ltd.
                                  MOTHERS: 4747
                                   NASDAQ: CRFH

             Representative Director and President: Kazuhiko Muraki Corporate Headquarters: 6F., Hikari Bldg. 2-16-13 Ikebukuro Toshima-ku,
                              Tokyo 171-0014 Japan
    Contact Director: Director and Chief Financial Officer Fumio Komatsubara
                               Tel: 81-3-5954-7555

1. Financial Results
   (1)Financial Results for 1st quarter of the year ended September 30, 2003 (October 1, 2002 - December 31, 2002)

                           1Q FY2002        1Q FY2003          Ratio     Annual FY2002
                        Millions of yen    Millions of yen               Millions of yen
----------------------------------------------------------------------------------------
    Revenue                  1,031                462          -55.2         2,939
----------------------------------------------------------------------------------------
Operating Profit               671                214          -68.1         1,505
----------------------------------------------------------------------------------------
Ordinary Profit                665                200          -69.8         1,445
----------------------------------------------------------------------------------------
Net Income                     567                167          -70.4         1,337
========================================================================================
Total Assets                16,204             17,072            5.4        16,934
----------------------------------------------------------------------------------------
Total Shareholders'         15,968             16,912            5.9        16,740
Equity
----------------------------------------------------------------------------------------

         Note Financial results for 1st quarter of the fiscal year ended September 30, 2002 and 2003 are reviewed by a certified public accountants pursuant to Tokyo Stock Exchange's "Regulation of Standards Concerning Disclosures of Issuer's Information of its Listed Shares:
         Standards for Expression of Opinion on Quarterly Financial Statements."

(2)Segments Information


                                 1Q FY2002                1Q FY2003                        Annual FY2002
-----------------------------------------------------------------------------------------------------------
                            Amounts       Ratio       Amounts     Ratio      Ratio        Amounts     Ratio
-----------------------------------------------------------------------------------------------------------
                           Millions                  Millions                             Millions
                           of yen                    of yen                               of yen
-----------------------------------------------------------------------------------------------------------
            Hosting         1,028        99.7           438        94.7      -56.6         2,935       99.9
-----------------------------------------------------------------------------------------------------------

             Others             3         0.3            24         5.3      731.6             3        0.1
-----------------------------------------------------------------------------------------------------------
             Total          1,031       100.0           462       100.0      -55.2         2,939      100.0
-----------------------------------------------------------------------------------------------------------

         (Note: Amounts below a million yen have been rounded down.

2. Business Overview (October 1, 2002 - December 31, 2002)

Overview of business result

         While the Japanese government has continued to implement various economic recovery plans, Japan's economic performance in 1Q/FY03 has been lackluster, job markets have contracted, and stock prices and nominal gross domestic product have fallen.

         While Crayfish and other internet hosting companies have benefited from the proliferation of high speed data delivery networks in Japan, such as ADSL and Optical Fiber, competition in the hosting industry has remained fierce.

         With the aim of moderating cancellations of DESKWING subscribers and stabilizing revenue, the Company began to offer a new enhanced DESKWING service in November 2002 that provides several pricing and service options, including a new discount pricing plan. As of December 31, 2002, there were 2,318 subscribers (22% of total subscribers as of December 31, 2002) to the new DESKWING discount pricing plan, a 222% increase from 720 subscribers as of September 30, 2002. The number of discount plan subscribers aforementioned was a component of the overall DESKWING subscribers. The Company has also been implementing cost controls and operational improvements.

         In 1Q/FY03, revenue was JPY 462 million, down 55.2% from JPY 1,031 million in 1Q/FY02 and down 14.8% from JPY 542 million in 4Q/FY02. The decrease in revenue was attributable to a decrease in DESKWING subscribers. Cost of sales was JPY 137 million, down 20.8% from JPY 174 million in 1Q/FY02 and down 11.6% from JPY 155 million in 4Q/FY03. The decrease in cost of sales from 4Q/FY02 to 1Q/FY03 mainly reflects the outsourcing of certain DESKWING operations. Despite a decrease in cost of sales, gross profit in 1Q/FY03 was JPY 324 million, down 62.1% from JPY 857 million yen in 1Q/FY02 and down 16.2% from JPY 387 million in 4Q/FY02.

         In 1Q/FY03, selling, general and administrative expenses were JPY 110 million, down 40.6% from JPY 186 million in 1Q/FY02 and down 24.1% from JPY 145 million in 4Q/FY02. This decline was mainly attributed to a decline in call-center operating costs, made possible by outsourcing of the Company's in-house call center, and a decline in depreciation expense in connection with the Company's asset sales. A decline in the cost of sales and selling, general and administrative expense was not large enough to offset a decline in revenue, and operating profit in 1Q/FY03 was JPY 214 million, down 68.1% from JPY 671 million in 1Q/FY02, and down 11.2% from JPY 241 million in 4Q/FY02.

         In 1Q/FY03, ordinary profit was JPY 200 million and there was no single significant non-operating income or expense item. Net income in 1Q/FY03 was JPY 168 million due to the disposal of property and equipment accounted for as a special loss. The Company has now achieved positive net income for five consecutive quarters.

         Net cash provided by operating activities was JPY 170 million. Net cash provided by investing activities was JPY 84 million due to proceeds from the sales of property and equipment. Net cash provided by financing activities was JPY 3 million due to the exercise of stock options. As a result, cash and cash equivalents at the end of period were JPY 16,671 million.

3. Business Outlook (October 1, 2002 - September 30, 2003)

         The Company will continue to aim to achieve positive results by implementing cost controls and operational improvements, strengthening marketing and providing products and services to address customers' needs. The Company also aims to develop marketing channels by working with other companies, including its affiliates.

         As an example of measures taken by the Company to moderate cancellations of DESKWING subscribers and stabilize revenues, in November 2002 the Company began to offer a new enhanced DESKWING service that provides several pricing and service options, including a new discount pricing plan. As of December 31, 2002, there were 2,318 subscribers to the new DESKWING discount pricing plan, a 222% increase from 720 subscribers as of September 30, 2002. Moreover, the Company will also begin to design and market software to small and medium sized enterprises in the near future. The Company will effectively market software by receiving sales support from Hikari Tsushin, Inc.'s affiliates, which have large distribution channels to small and medium sized enterprises.

         The Company will aim to design and develop products and services to address customer needs and aim to increase enterprise value by enhancing business value and achieving positive results.

This document contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors.

4. Quarterly Financial Statement

         (1) Quarterly Balance Sheets

                                                              (Thousands of yen)

                                            1Q FY2003                   1Q FY2002                  Annual FY2002
Accounts               Periods      (As of December 31 2002)   ( As of December 31 2001)   (As of September 30, 2002)
---------------------------------------------------------------------------------------------------------------------
                                        Amounts           Ratio      Amounts      Ratio         Amounts       Ratio
---------------------------------------------------------------------------------------------------------------------
                                                            %                       %                            %
     (Assets)
I    Current assets
1.   Cash on hands and     (2)         16,670,283                   15,242,123                 16,411,288
     in banks
2.   Accounts                              31,622                       78,129                     22,898
     receivable-trade
3.   Securities                           200,789                      200,746                    200,787
4.   Supplies                                  37                            8                         43
5.   Accounts                              60,736                      166,940                     62,081
     receivable-other
6.   Others                                29,377                      105,320                     22,208
7.   Allowance for                       (10,437)                       (7,698)                   (10,028)
     doubtful accounts
                                       ----------                   ----------                 ----------
     Total current assets              16,982,410          99.5     15,785,569     97.4        16,709,279       98.7

II   Fixed assets
1.   Property and equipment  (1)           44,469           0.2        243,539      1.5           176,819        1.0
2.   Intangible fixed                      17,666           0.1         22,578      0.1            18,894        0.1
     assets
3.   Investments and
     others
(1)    Investments and                    289,228                      406,623                    290,226
       others
(2)    Allowance for                    (260,844)                     (254,000)                  (260,844)
       doubtful accounts                ----------                  ----------                 ----------
       Total investments
       and others                          28,384           0.2        152,623      0.9            29,382        0.2
                                       ----------                   ----------                 ----------
     Total fixed assets                    90,520           0.5        418,740      2.6           225,096        1.3
                                       ----------                   ----------                 ----------
     Total assets                      17,072,931         100.0     16,204,310    100.0        16,934,376      100.0
                                       ==========                   ==========                 ==========

                                                                         (Thousands of yen)

                                                 1Q FY2003                   1Q FY2002                 Annual FY2002
                                           (As of December 31 2002)    (As of December 31 2001)   (As of September 30, 2002)
                                           ---------------------------------------------------------------------------------
Accounts                       Periods         Amounts      Ratio          Amounts      Ratio        Amounts        Ratio
----------------------------------------------------------------------------------------------------------------------------
                                                              %                           %                            %
        (Liabilities)
   I  Current liabilities
      1. Accounts payable-trade                  81,453                      69,133                     48,925
      2. Accounts payable-others                 36,819                     108,421                     34,345
      3. Income taxes payable                       950                         945                      3,653
      4. Others                    (3)           41,528                      57,662                    106,536
                                             ----------                  ----------                 ----------
        Total current liabilities               160,751        1.0          236,162        1.5         193,460         1.1
                                             ----------                  ----------                 ----------
        Total liabilities                       160,751        1.0          236,162        1.5         193,460         1.1
                                             ==========                  ==========                 ==========
        (Shareholders' Equity)
   I    Common Stock                          8,062,125       47.2                -          -               -           -
  II    Capital surplus
        Additional paid-in capital            7,344,461                           -                          -
                                             ----------                  ----------                 ----------
        Total capital surplus                 7,344,461       43.0                -          -               -           -
 III    Retained earnings
        Unappropriated retained
        earnings                              1,505,593                           -                          -
                                             ----------                  ----------                 ----------
        Total retained earnings               1,505,593        8.8                -          -               -           -
                                             ----------                  ----------                 ----------
        Total shareholders' equity           16,912,180       99.0                -          -               -
                                             ----------                  ----------                 ----------
        Total liabilities and
        shareholders' equity                 17,072,931      100.0                -          -               -           -
                                             ==========                  ==========                 ==========
   I    Common stock                                  -          -        8,058,325       49.7       8,060,325        47.6
  II    Additional paid-in capital                    -          -        7,342,661       45.3       7,342,661        43.3
 III    Other surplus                                 -
        Unappropriated retained
        earnings                                      -          -          567,161                  1,337,929
                                             ----------                  ----------                 ----------
        Total other surplus                           -          -          567,161        3.5       1,337,929         7.9
                                             ----------                  ----------                 ----------
        Total shareholders' equity                    -          -       15,968,147       98.5      16,740,916        98.9
                                             ----------                  ----------                 ----------
        Total liabilities and
        shareholders' equity                          -                  16,204,310      100.0      16,934,376       100.0
                                             ==========                  ==========                 ==========

(2) Quarterly statements of income

                                                             (Thousands of yen)

                                                     1Q FY2003              1Q FY2002                   Annual FY2002
                                               From October 1, 2002     From October 1, 2001      From October 1, 2001
                                               To   December 31, 2002   To December 31, 2001    To   September 30, 2002
                                              --------------------------------------------------------------------------
Accounts                       Periods           Amounts    Ratio       Amounts       Ratio       Amounts         Ratio
------------------------------------------------------------------------------------------------------------------------
                                                                %                         %                           %
  I   Net sales                                  462,426    100.0       1,031,361      100.0       2,939,808       100.0
 II   Cost of sales                              137,870     29.8         174,026       16.9         630,264        21.4
                                                 -------                ---------                  ---------
          Gross profit                           324,556     70.2         857,335       83.1       2,309,544        78.6
III   Selling, general and        (1)
      administrative
      expenses                                   110,464     23.9         186,012       18.0         803,594        27.4
                                                 -------                ---------                  ---------
          Operating profit                       214,091     46.3         671,323       65.1       1,505,949        51.2
 IV   Non-operating income        (2)              1,719      0.4             982        0.1           3,088         0.1
  V   Non-operating expense       (3)             15,193      3.3           7,054        0.7          63,192         2.1
                                                 -------                ---------                  ---------
          Ordinary profit                        200,617     43.4         665,251       64.5       1,445,845        49.2
 VI   Special income              (4)             22,156      4.8          10,023        1.0          85,607        2.9
VII   Special loss                (5)             54,159     11.7         107,163       10.4         189,724         6.5
                                                 -------                ---------                  ---------
          Quarterly net income
          before income taxes                    168,614     36.5         568,111       55.1       1,341,729        45.6
          Corporate, inhabitant and
          enterprise taxes                           950      0.2             950        0.1           3,800         0.1
                                               ---------                ---------                  ---------
          First quarter (fiscal year)
          Net income                             167,664     36.3         567,161       55.0       1,337,929        45.5
          Retained earnings at the
          beginning of the period              1,337,929                        -                          -
                                               ---------                ---------                  ---------
          First quarter (fiscal
          year)
          Retained earnings                    1,505,593                  567,161                  1,337,929
                                               =========                  =======                  =========

3. Quarter statements of cash flow

                                                              (Thousands of yen)



                                                           1Q FY 2003               1Q FY 2002           Annual FY2002
                                                      From October 1, 2002    From October 1, 2001    From October 1, 2001
                                                      To December 31, 2002    To December 31, 2002    To September 30, 2002
                                                    -------------------------------------------------------------------------
 Accounts                                                   Amounts                 Amounts                    Amounts
-----------------------------------------------------------------------------------------------------------------------------
I    Cash flows from operating activities
     1.  Net income before income taxes                         168,641            568,111                 1,341,729
     2.  Depreciation and amortization                           11,007             31,971                   120,025
     3.  Amortization for security deposit                          997                  -                       476
     4.  Increase in allowance for doubtful                         408                838                    10,012
         accounts

     5.  Increase (decrease) in allowance for bonus             (6,226)                  -                     7,014

     6.  Interest and dividends                                   (231)              (880)                   (2,688)
     7.  Gain on sales of securities                                  -            (9,975)                   (9,975)
     8.  Gain on retirement of securities                             -                  -                  (74,676)
     9.  Gain on sales of property and equipment               (12,396)                  -                     (956)
    10.  Loss on sales of property and equipment                  2,404             76,204                     2,366
    11.  Loss on disposal of property and equipment              47,702                  -                   112,358
    12.  Loss on retirement of securities                             -                  -                    42,656
    13.  Decrease (increase) in accounts                        (8,724)           (40,554)                    14,676
         receivable-trade
    14.  Decrease in accounts receivable-others                     911             32,756                   139,079
    15.  Decrease (increase) in other assets                    (6,651)            109,971                   174,356
    16.  Increase in accounts payable                            32,528             52,755                    32,547
    17.  Decrease in other liabilities                         (56,307)           (38,788)                  (71,005)
                                                              ----------         ----------                ----------
           Sub total                                            174,036            782,409                 1,837,997
    18.  Interest and dividends received                            153                 97                     2,446
    19.  Income tax paid                                        (3,653)            (3,003)                     (530)
                                                              ----------         ----------                ----------
         Net cash provided by operating                         170,537            779,503                 1,839,912
         activities

II   Cash flows from investing activities
     1.  Refunding of time deposit                                    -                  -                   215,000
     2.  Deposit in time deposit                                      -           (15,000)                 (215,000)
     3.  Purchase of securities                                       -                  -                       (1)
     4.  Proceed from sales of securities                             -             43,225                   203,245
     5.  Purchase of property and equipment                       (400)            (9,973)                  (36,681)
     6.  Proceed from sale of property and                       85,260                517                     2,609
         equipment

     7.  Payment for other investing activities                       -                148                  (28,457)
                                                             ----------         ----------                ----------
         Net cash provided by investing activities               84,860             18,917                   140,714


III  Cash flows from financing activities
     1.  Proceeds from issuance of new shares                     3,600                250                     2,250
                                                              ----------         ----------                ----------
         Net cash provided by financing activities                3,600                250                     2,250
                                                             ----------         ----------                ----------
    Net cash increase in cash and cash
    equivalents                                                 258,997            798,671                 1,982,877

    Cash and cash equivalents at the beginning               16,412,076         14,429,198                14,429,198
    of the periods                                           ----------         ----------                ----------

    Cash and cash equivalents at the end of the
    periods                                                  16,671,073         15,227,870                16,412,076
                                                             ==========         ==========                ==========

Significant accounting policies

Periods                             1Q FY2003                                  1Q FY2002                 Prior Fiscal Year
                               From October 1, 2002                       From October 1, 2001          From October 1, 2001
Items                          To December 31, 2002                       To December 31, 2001          To September 30, 2002
------------------------------------------------------------------------------------------------------------------------------
1.Basis and methods of     1.Securities                               1.Securities                   1.Securities
  valuation of assets           Other securities                           Other securities              Other securities
                             No market quotation                           Same as left                  Same as left
                                Cost method based on
                                weighted average method
                           2.Inventory                                2.Inventory                    2.Inventory
                             Work in process                              Work in process               Work in process
                                Cost method based on                      Same as left                  Same as left
                                specific indentification
                                method

                             Supplies                                   Supplies                       Supplies
                                Last purchase method                      Same as left                   Same as left
-----------------------------------------------------------------------------------------------------------------------------
2.Depreciation and         1.Property and equipment:                  1.Property and equipment:      1.Property and equipment:
amortization of fixed          Declining balance method                   Same as left                   Same as left
assets                       The estimated useful life
                             and residual value are based
                             upon the same criteria stipulated
                             in the corporate income tax law.         2.Intangible fixed             2.Intangible fixed
                                                                        assets:                        assets:
                                                                          Same as left                   Same as left

                           2.Intangible fixed assets:
                              Software used for the Company's
                              operation is amortized by the
                              straight-line method over the
                              estimated useful life of 5 years.
-----------------------------------------------------------------------------------------------------------------------------
3.Method of standard for   1.Allowance for doubtful                   1.Allowance for doubtful       1.Allowance for
  allowances                 accounts:                                  accounts:                     doubtful accounts:
                               Allowance for doubtful                     Same as left                  Same as left
                               accounts is provided
                               based on past experience for
                               normal receivables and on an
                               estimate of the collectibility
                               of receivables and on an estimate
                               of the collectibility of               2.Allowance for bonus
                               receivables from                                                      2.Allowance for bonus
                               companies in financial                                                  Accrued bonus is provided
                               difficulty                                                              for the payment of employees'
                                                                                                       Additional information.
                           2.Allowance for bonus                                                       Due to the amendment of
                               Accrued bonus is provided                                               the regulation of employee
                               for the payment of employees'                                           compensations, it was unable
                               bonus based on estimated amounts                                        to determine the amount of
                               of future payments attributed to                                        unpaid bonus at the end
                               the current period.                                                     of this financial year.
                                                                                                       As a result, amount of unpaid
                                                                                                       bounus for the current year
                                                                                                       is recorded.  The amount of
                                                                                                       unpaid bonus at the end of
                                                                                                       last fiscal year included in
                                                                                                       account payable - other
                                                                                                       was 19,804 thousand yen.
------------------------------------------------------------------------------------------------------------------------------------
4.Lease                                                                 Noncancelable lease
                                    ----                                transactions are primarily                ----
                                                                        accounted for as operating
                                                                        leases except that lease
                                                                        agreements which stipulate
                                                                        the transfer of ownership of
                                                                        the leased assets to the
                                                                        lessee are accounted for as
                                                                        finance leases.
---------------------------------------------------------------------------------------------------------------------------------
5.Assets in quarterly        Assets (cash and cash
  statements of cash         equivalent) in the statement of            ----                           ----
  flow                       cash flows are based on cash on
                             hand, bank deposit withdrawn at
                             any time, and short-term investment
                             with low risk, and with maturity
                             within three months after
                             acquisition of the securities.
---------------------------------------------------------------------------------------------------------------------------------
6.Others                     Accounting for consumption taxes           Accounting for consumption     Accounting for consumption
                             Consumption taxes are excluded             taxes                          taxes
                             from transaction amounts.                    Same as left                   Same as left
---------------------------------------------------------------------------------------------------------------------------------

Additional Information

----------------------------------------------------------------------------------------------------
        1Q FY2003                                 1Q FY2002                      Prior Fiscal Year
   From October 1, 2002                      From October 1, 2001              From October 1, 2001
   To December 31, 2002                      To December 31, 2001              To September 30, 2002
----------------------------------------------------------------------------------------------------
(Method of indicating the
capital section of quarterly
balance sheet)                                         --                                --

   The interim balance sheet
rules following the revision
shall apply regarding the method
of indicating the capital
section of the quarterly balance
sheet, based on the partial
revision of the interim balance
sheet rules pursuant to the
ministerial issue No.10, March
26, 2002.
----------------------------------------------------------------------------------------------------

Notes to financial statements

(For balance sheets)


                                                                                          (Thousands of yen)
------------------------------------------------------------------------------------------------------------
        1Q FY2003                                      1Q FY2002                     Prior Fiscal Year
(As of December 31, 2002)                       (As December 31, 2001)          (As of September 30, 2002)
1. Cumulative depreciation of                1. Cumulative Depreciation of     1. Cumulative Depreciation of
property and equipment                       property and equipment            property and equipment
        JPY74,344                                     JPY152,880                        JPY227,058
------------------------------------------------------------------------------------------------------------
                                             2. Mortgaged assets
           --                                A. Mortgaged assets                            --
                                                Cash and deposits  JPY 15,000
                                             B. Details of the debt
                                                JPY 15,000 has been mortgaged
                                                to secure foreign currency
                                                contracts, but as of December
                                                31, 2001, the balance of
                                                foreign currency contracts
                                                was zero.
------------------------------------------------------------------------------------------------------------
3. Treatment of Consumption Tax              3. Treatment of Consumption Tax
   After having been setoff,                          Same as left                          --
   pre-paid consumption tax and
   pre-received consumption tax
   are indicated in "Other Current
   Liabilities"
------------------------------------------------------------------------------------------------------------

For quarterly statements of income.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  (Thousands of yen)

         1Q FY2003                                       1Q FY2002                                    Prior Fiscal Year
    From October 1, 2002                           From October 1, 2001                             From October 1, 2001
    To December 31, 2002                           To December 31, 2001                             To September 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
1.  Depreciation                             1.  Depreciation                             1.  Depreciation
    Property and equipment      6,169            Property and equipment         27,941        Property and equipment          86,812
    Intangible Assets           1,227            Intangible Assets               1,227           Intangible Assets             4,911
------------------------------------------------------------------------------------------------------------------------------------
2.  Major components of                      2.  Major components of                      2.  Major components of
       non-operating profit                         non-operating profit                         non-operating profit

    Interest earned               228            Interest earned (other)           840        Interest earned (other)          2,592
                                                 Interest earned on securities      39        Interest earned on securities       90
------------------------------------------------------------------------------------------------------------------------------------
3.  Major components of                      3.  Major components of                      3.  Major components of
       operating expense                            operating expense                            operating expense

    Litigation expense         11,335            Litigation expense              2,654        Allowance for doubtful account   8,725
    Depreciation expense        3,609            Depreciation expense            2,802        Depreciation expense            27,109
                                                                                              Litigation expense              23,844
------------------------------------------------------------------------------------------------------------------------------------
4.  Major components of                      4.  Major components of                      4.  Major components of
    special income                               special income                                  special income

    Proceeds from sale of      12,396            Proceeds from sale of           9,975        Proceeds from sales of           9,975
       assets                                       investment securities                        investment securities
    bad debt recovered          8,257                                                         Investment securities           74,676
                                                                                              Proceeds from retirement of
                                                                                                 securities for value.
------------------------------------------------------------------------------------------------------------------------------------

5.  Major components of                      5.  Major components of special              5.  Major components of
    special loss                                    loss                                         special loss

    Loss on retirement of      47,702            Loss on retirement of          42,585        Loss on sale of equipment        2,366
       fixed assets                                 buildings                                 Loss on disposal of building    42,585
    Extraordinary Loss          4,052            Loss on retirement of          31,298        Loss on disposal of equipment   31,298
                                                    equipment
------------------------------------------------------------------------------------------------------------------------------------

   For quarterly statements of cash flow.

                                                                                                                  (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
               1Q FY2003                                   1Q FY2002                                   Prior Fiscal Year
         From October 1, 2002                         From October 1, 2001                            From October 1, 2001
         To December 31, 2002                         To December 31, 2001                            To September 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
The following is the relation                 The following is the relation                 The following is the relation
between cash and cash                         between cash and cash                         between cash and cash
equivalents at the end of the                 equivalents at the end of the                 equivalents at the end of the
year and the items listed in                  year and the items listed in                  year and the items listed in
balance sheets:                               balance sheets:                               balance sheets:

Cash on hand and               16,670,283     Cash on hand and            15,242,123        Cash on hand and             16,411,288
in banks                                      in banks                                      in banks
Time deposits with               (200,000)    Time deposits with            (215,000)       Time deposits with             (200,000)
maturity more than                            maturity more than                            maturity more than
3 months                                      3 months                                      3 months
Securities                        200,789     Securities                     200,746        Securities                      200,787
-----------------------------------------     --------------------------------------        ---------------------------------------
Cash and cash                  16,671,073     Cash and cash               15,227,870        Cash and cash                16,412,076
equivalents                                   equivalents                                   equivalents
=========================================     ======================================        =======================================

   For leases transactions.

----------------------------------------------------------------------------------------------------------------------------
            1Q FY2003                                     1Q FY2002                                     Prior Fiscal Year
      From October 1, 2002                           From October 1, 2001                             From October 1, 2001
      To December 31, 2002                           To December 31, 2001                             To September 30, 2002
----------------------------------------------------------------------------------------------------------------------------
There are no significant transactions
to be disclosed.                                         Same as left                                      Same as left
----------------------------------------------------------------------------------------------------------------------------

   For securities.

   Carrying value of major securities whose fair value is not available

                                                                                                             (Thousands of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                  1Q FY 2003                   1Q FY 2002                    Prior Fiscal Year
                                             Amount accounted in           Amount accounted in             Amount accounted in
             Categories                         Balance sheet                 Balance sheet                    Balance sheet
                                           As of December 31, 2002        As of December 31, 2001        As of September 30, 2002
----------------------------------------------------------------------------------------------------------------------------------
Other securities
    Unlisted securities. Not include                       --                     128,000                              --
    Securities traded in OTC.
    Free Financial Fund                               200,789                     200,746                         200,787
----------------------------------------------------------------------------------------------------------------------------------

     (For derivative transactions)

End of 1st quarter for this fiscal year As of December 31, 2002.

           Not applicable



(Profit or loss caused by adoption of equity method)

     1st quarter for this fiscal year From October 1, 2002 To December 31,
     2002.

     Not applicable

(Income per share information)

----------------------------------------------------------------------------------------------------------------------------------
                                            1Q FY2003                              1Q FY2002                  Prior Fiscal Year
                                       From October 1, 2002                   From October 1, 2001           From October 1, 2001
                                       To December 31, 2002                   To December 31, 2001           To September 30, 2002
----------------------------------------------------------------------------------------------------------------------------------
Net assets per share                    1,648,682.04 yen                        1,611,568.31 yen                1,632,623.01 yen

Net income per share - basic               16,344.71 yen                          110,063.49 yen                  130,478.79 yen

Net income per share - diluted             16,338.34 yen                          110,063.49 yen                              ..
----------------------------------------------------------------------------------------------------------------------------------

Note 1. Net income per share - base is calculated based on average number of shares outstanding during fiscal year period

Note 2. Net income per share - diluted is not stated in prior fiscal year because there is no premium on issuing stock purchase warrants.

   (Significant subsequent events)

--------------------------------------------------------------------------------------------
     1Q FY2003                             1Q FY2002                     Prior Fiscal Year
From October 1, 2002                  From October 1, 2001              From October 1, 2001
To December 31, 2002                  To December 31, 2001             To September 30, 2002
--------------------------------------------------------------------------------------------
   Not applicable                         Same as left                       Same as left

    (2) Others

       Litigation

      On September 8, 2000, the first of eleven related lawsuits was filed against the Company, its CEO, Hikari Tsushin Inc., and the Company's underwriters, Morgan Stanley Dean Witter, Nomura Securities International Inc. and Merrill Lynch & Co., in the United States District Court for the Southern District of New York. The lawsuits included allegations that during the course of its March 8, 2000 public offering of American Depositary Shares, the Company failed to disclose material facts about the decline in business of its principal shareholder and former business partner, Hikari Tsushin. The lawsuits made similar allegations against the other defendants. On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead plaintiff and lead counsel for the plaintiffs. On June 4, 2002, the court entered an order appointing a new lead plaintiff and new counsel for the plaintiffs. A consolidated amended class action complaint was served on July 19, 2002. Crayfish intends to defend against this lawsuit.